Exhibit (g)(1)(ii)

APPENDIX B
CUSTODY AGREEMENT

The following open-end management investment companies are hereby made parties to the Custody Agreement dated April 28, 2022, with UMB Bank, n.a. and Spinnaker ETF Series, and agree to be bound by all the terms and conditions contained in said Agreement:
1.	Genter Capital Dividend Income ETF
2.	Genter Capital International Dividend ETF
3.	Genter Capital Municipal Quality Intermediate ETF
4.	Genter Capital Taxable Quality Intermediate ETF
5.	Indexperts Quality Fixed Income ETF
6.	Obra High Grade Structured Products ETF
7.	Obra Opportunistic Structured Products ETF
8.	Select STOXX Europe Aerospace & Defense ETF

9.	Trajan Wealth Income Opportunities ETF
10.	UVA Unconstrained Medium-Term Fixed Income ETF